Exhibit 99.2

Consolidated Financial Statements of

CGI INC.

For the years ended September 30, 2024 and 2023

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s consolidated financial statements and the effectiveness of internal control over financial reporting are subject to audits by an Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, whose report follows. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed independent audits of the consolidated balance sheets as at September 30, 2024 and 2023 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2024 and 2023 and the effectiveness of our internal control over financial reporting as at September 30, 2024.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ François Boulanger	/s/ Steve Perron
François Boulanger President and Chief Executive Officer	Steve Perron Executive Vice-President and Chief Financial Officer

November 5, 2024

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	1

Management’s and Auditors’ Reports

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Aeyon LLC (Aeyon), the control of which was acquired on September 13, 2024. Aeyon’s results since the acquisition date represented 0.1% of revenue for the year ended September 30, 2024 and constituted 3.2% of total assets as at September 30, 2024.

Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2024 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2024 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

/s/ François Boulanger François Boulanger President and Chief Executive Officer	/s/ Steve Perron Steve Perron Executive Vice-President and Chief Financial Officer

November 5, 2024

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	2

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CGI Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CGI Inc. and its subsidiaries (the Company) as of September 30, 2024 and 2023, and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	3

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Basis for Opinions (continued)

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Management’s Report on Internal Control over Financial Reporting, management has excluded Aeyon LLC (Aeyon) from its assessment of internal control over financial reporting as of September 30, 2024, because it was acquired by the Company in a purchase business combination on September 13, 2024. We have also excluded Aeyon from our audit of internal control over financial reporting. Aeyon is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 3.2% and 0.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	4

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Critical Audit Matters (continued)

Revenue Recognition - Estimates of total expected labour costs for business and strategic information technology (IT) consulting and systems integration services under fixed-fee arrangements

As described in notes 3 and 29 to the consolidated financial statements, the Company recognizes revenue for business and strategic IT consulting and systems integration services under fixed-fee arrangements using the percentage-of-completion method over time. For the year ended September 30, 2024, revenue under fixed-fee arrangements makes up a portion of the Company’s business and strategic IT consulting and systems integration services revenues of $6,634,295,000. The selection of the measure of progress towards completion requires management’s judgement and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs, including, but not limited to, changes in scope of the contracts, delays in reaching milestones, and complexities in project delivery.

The principal considerations for our determination that performing procedures relating to Revenue Recognition – Estimates of total expected labour costs for business and strategic IT consulting and systems integration services under fixed-fee arrangements is a critical audit matter are (i) there was significant judgement by management when developing the estimates of total expected labour costs; and (ii) there was auditor judgement and effort in performing procedures to evaluate the estimates of total expected labour costs, including the assessment of management’s judgement about the Company’s ability to properly assess the factors that can affect the estimates of total expected labour costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs. These procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs determined by management by (i) testing total labour costs incurred to supporting evidence; (ii) performing a comparison of the sum of total labour costs incurred and the total expected labour costs to complete to the originally estimated costs; and (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs including, but not limited to, changes to the scope of the contracts, delays in reaching milestones, and complexities in project delivery.

/s/ PricewaterhouseCoopers LLP

Montréal,Canada

November 5, 2024

We have served as the Company’s auditor since 2019.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	5

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	Notes	2024	2023
		$	$
Revenue	29	14,676,152	14,296,360

Operating expenses

Costs of services, selling and administrative	23	12,259,730	11,982,421

Acquisition-related and integration costs	27c	5,866	53,401

Cost optimization program	25	91,063	8,964

Net finance costs	26	27,889	52,463

Foreign exchange loss		653	1,198

		12,385,201	12,098,447

Earnings before income taxes		2,290,951	2,197,913

Income tax expense	16	598,236	566,664
Net earnings		1,692,715	1,631,249
Earnings per share

Basic earnings per share	21	7.42	6.97

Diluted earnings per share	21	7.31	6.86

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	6

Consolidated Statement of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2024	2023
	$	$
Net earnings	1,692,715	1,631,249

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized gains on translating financial statements of foreign operations	361,938	242,789

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(63,308)	(53,959)

Deferred gains (costs) of hedging on cross-currency swaps	5,490	(14,733)

Net unrealized losses on cash flow hedges	(18,454)	(18,750)

Net unrealized gains on financial assets at fair value through other comprehensive income	5,859	660

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement gains (losses) on defined benefit plans	753	(36,778)
Other comprehensive income	292,278	119,229
Comprehensive income	1,984,993	1,750,478

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	7

Consolidated Balance Sheet

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2024	2023
		$	$
Assets

Current assets

Cash and cash equivalents	28e and 32	1,461,145	1,568,291

Accounts receivable	4 and 32	1,398,402	1,425,117

Work in progress		1,208,095	1,143,685

Current financial assets	32	8,334	103,463

Prepaid expenses and other current assets		211,279	198,377

Income taxes		23,271	6,067

Total current assets before funds held for clients		4,310,526	4,445,000

Funds held for clients	5	506,780	488,727

Total current assets		4,817,306	4,933,727

Property, plant and equipment	6	366,823	389,276

Right-of-use assets	7	466,115	482,321

Contract costs	8	344,029	308,446

Intangible assets	9	718,575	623,103

Other long-term assets	10	110,440	84,776

Long-term financial assets	11	149,237	147,968

Deferred tax assets	16	242,567	105,432

Goodwill	12	9,470,376	8,724,450

		16,685,468	15,799,499

Liabilities

Current liabilities

Accounts payable and accrued liabilities		999,790	924,659

Accrued compensation and employee-related liabilities		1,165,903	1,100,566

Deferred revenue		536,788	488,761

Income taxes		150,300	250,869

Current portion of long-term debt	14	999	1,158,971

Current portion of lease liabilities		150,252	198,857

Provisions	13	27,471	24,965

Current derivative financial instruments	32	13,073	4,513

Total current liabilities before clients’ funds obligations		3,044,576	4,152,161

Clients’ funds obligations		504,515	493,638

Total current liabilities		3,549,091	4,645,799

Long-term debt	14	2,687,309	1,941,350

Long-term lease liabilities		469,843	443,106

Long-term provisions	13	18,951	19,198

Other long-term liabilities	15	301,082	243,592

Long-term derivative financial instruments	32	19,704	1,700

Deferred tax liabilities	16	21,132	31,081

Retirement benefits obligations	17	190,366	163,379

		7,257,478	7,489,205

Equity

Retained earnings		7,129,370	6,329,107

Accumulated other comprehensive income	18	451,253	158,975

Capital stock	19	1,470,333	1,477,180

Contributed surplus		377,034	345,032

		9,427,990	8,310,294

		16,685,468	15,799,499

See Notes to the Consolidated Financial Statements.

Approved by the Board of Directors	/s/ François Boulanger François Boulanger	/s/ Serge Godin Serge Godin

	Director	Director

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	8

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

Net earnings		1,692,715	—	—	—	1,692,715

Other comprehensive income		—	292,278	—	—	292,278

Comprehensive income		1,692,715	292,278	—	—	1,984,993

Share-based payment costs		—	—	—	67,840	67,840

Income tax impact associated with share-based payments		—	—	—	9,735	9,735

Exercise of stock options	19	—	—	91,800	(15,265)	76,535

Exercise of performance share units	19	823	—	14,078	(30,308)	(15,407)

Purchase for cancellation of Class A subordinate voting shares, net of tax	19	(893,275)	—	(45,878)	—	(939,153)

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(66,847)	—	(66,847)
Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

Net earnings		1,631,249	—	—	—	1,631,249

Other comprehensive income		—	119,229	—	—	119,229

Comprehensive income		1,631,249	119,229	—	—	1,750,478

Share-based payment costs		—	—	—	58,214	58,214

Income tax impact associated with share-based payments		—	—	—	14,423	14,423

Exercise of stock options	19	—	—	106,051	(17,735)	88,316

Exercise of performance share units	19	(2,885)	—	13,680	(24,674)	(13,879)

Purchase for cancellation of Class A subordinate voting shares	19	(725,538)	—	(61,368)	—	(786,906)

Unrealized commitment to purchase Class A subordinate voting shares		1,276	—	103	—	1,379

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(74,455)	—	(74,455)

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	9

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2024	2023

		$	$
Operating activities
Net earnings		1,692,715	1,631,249

Adjustments for:

Amortization, depreciation and impairment	24	536,859	519,648

Deferred income tax recovery	16	(146,100)	(109,496)

Foreign exchange gain		(11,043)	(766)

Share-based payment costs		67,840	58,214

Gain on sale of property, plant and equipment and on lease terminations		(284)	(3,065)

Net change in non-cash working capital items and others	28a	64,996	16,465

Cash provided by operating activities		2,204,983	2,112,249

Investing activities

Net change in short-term investments		59,053	(81,131)

Business acquisitions (net of cash acquired)	27	(380,313)	(13,039)

Loan receivable		7,508	(15,846)

Purchase of property, plant and equipment		(109,733)	(159,769)

Proceeds from sale of property, plant and equipment		5,732	—

Additions to contract costs		(97,059)	(102,082)

Additions to intangible assets		(153,907)	(147,200)

Purchase of long-term investments		(161,842)	(93,275)

Proceeds from sale of long-term investments		55,177	50,484

Cash used in investing activities		(775,384)	(561,858)

Financing activities

Increase of long-term debt	28c	747,073	948

Repayment of long-term debt	28c	(1,154,878)	(79,150)

Settlement of derivative financial instruments	28c and 32	38,943	2,921

Payment of lease liabilities	28c	(146,762)	(161,211)

Repayment of debt assumed from business acquisitions	28c	(162,146)	(56,994)

Purchase for cancellation of Class A subordinate voting shares	19	(934,765)	(788,020)

Issuance of Class A subordinate voting shares		76,523	88,316

Purchase of Class A subordinate voting shares held in trusts	19	(66,847)	(74,455)

Withholding taxes remitted on the net settlement of performance share units	19	(15,407)	(13,879)

Net change in clients’ funds obligations		10,609	(110,852)

Cash used in financing activities		(1,607,657)	(1,192,376)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		34,704	8,884

Net (decrease) increase in cash, cash equivalents and cash included in funds held for clients		(143,354)	366,899

Cash, cash equivalents and cash included in funds held for clients, beginning of year		1,838,083	1,471,184

Cash, cash equivalents and cash included in funds held for clients, end of year		1,694,729	1,838,083

Cash composition:

Cash and cash equivalents		1,461,145	1,568,291

Cash included in funds held for clients	5	233,584	269,792

Supplementary cash flow information (Note 28).

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	10

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The Company’s consolidated financial statements for the years ended September 30, 2024 and 2023 were authorized for issue by the Board of Directors on November 5, 2024.

3.	Summary of material accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial years: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets, business combinations, provisions for uncertain tax treatments and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple deliverable arrangements

Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if the deliverables are integrated into a combined output, one or more deliverables significantly modify or customize others, or if the deliverables are highly interdependent or interrelated. If any of these factors are met, the deliverables are treated as a combined performance obligation.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	11

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company relies on forecasts and the availability of future tax planning strategies.

A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue through the provision of managed IT and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions as described in Note 1, Description of business.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.

A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an retrospective adjustment to revenue on the existing contract as at the date of the contract modification or, if the remaining products and services are distinct performance obligations, the Company recognizes the remaining consideration prospectively.

Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, performance-based consideration, discounts, volume rebates and service-level penalties. Variable consideration is estimated and is included only to the extent it is highly probable that a significant adjustment to revenue recognized will not occur. In making this judgement, management will consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the products or services before they are transferred to the client. This is often demonstrated when the Company provides significant integration of the products and services from a third party vendor into the Company’s products and services delivered to the client. Other factors considered include whether the Company has the primary responsibility for providing the product or service, has inventory risk before the specified good or service has been transferred to a client, or after transfer of control to a client, and has discretion establishing the selling price.

Relative stand-alone selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	12

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Relative stand-alone selling price (continued)

The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone selling price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.

As an incentive, upon client contract signature, the Company may provide discounts. These incentives are considered in the allocation of the relative stand-alone selling price of the performance obligations.

The appropriate revenue recognition method is applied for each performance obligation as described below.

Managed IT and business process services

Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.

Business and strategic IT consulting and systems integration services

Revenue from business and strategic IT consulting and systems integration services under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. This method relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs.

Software licenses and Software-as-a-Service (SaaS)

CGI offers its intellectual property (IP) solutions as well as third party solutions in the form of software license arrangements. Most of these arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the business and strategic IT consulting and systems integration services section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.

CGI also provides its IP solutions in the form of SaaS where the customer cannot terminate the hosting contract and take possession of the software without significant penalty. SaaS are part of the managed IT and business process services offering where revenue is generally recognized over time as the services are provided. Transition activities to bring clients to the SaaS platforms, including hosting set-up and customization, that are not considered distinct performance obligations are capitalized as transition costs and amortized over the service period.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	13

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis. During the year ended September 30, 2024, the revenues recognized from the short-term deferred revenue was not significantly different than what was presented as at September 30, 2023.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash, short-term investments and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of short-term investments and long-term bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

PP&E are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years

Leasehold improvements	Lesser of the useful life or lease term

Furniture, fixtures and equipment	3 to 10 years

Computer equipment	3 to 5 years

LEASES

When the Company enters into contractual agreements with suppliers, an assessment is performed to determine if the contract contains a lease. The Company identified lease agreements under the following categories: Properties, Motor vehicles and others, as well as Computer equipment.

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	14

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

LEASES (CONTINUED)

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guarantees and extension or termination option if reasonably certain to be exercised.

Non-lease components, mostly made of fixed maintenance fees and property tax are excluded from the lease liabilities. Payments are recorded as an expense over the lease term as part of property costs.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. Lease extension or termination options are only considered in the lease term if it is reasonably certain of being exercised. Factors evaluated include value of leasehold improvements required and any potential incentive to take the option.

Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its creditworthiness, the term of the arrangement, any collateral received and the economic environment at the lease date.

The lease liabilities are subsequently adjusted by interest which is recorded as part of net finance costs as well as from lease payments made.

Furthermore, lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to extend, purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

CONTRACT COSTS

Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts, including SaaS, as well as incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts, including SaaS hosting set-up and customization. Transition costs are comprised essentially of labour costs consisting of employee compensation and related fringe benefits. Labour costs also include subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	15

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Impairment of contract costs

When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the estimated losses on revenue-generating contracts must be reversed first, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist of software, business solutions and client relationships. Software and business solutions are recorded at cost. Software internally developed is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Software, business solutions and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Software	1 to 8 years

Business solutions	3 to 10 years

Client relationships and backlog	5 to 7 years

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of intangible assets not available for use are tested for impairment annually as at September 30. Goodwill is also tested for impairment annually during the fourth quarter of each fiscal year.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	16

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the pre-tax discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment’s operating performance and growth prospects in the operating segment’s market. The pre-tax discount rate applied to an operating segment is derived from the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term financial assets are comprised mainly of deferred compensation plan assets and long-term investments bonds which are presented as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired. Subsequent changes in fair values are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in judgements and estimates are recognized in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	17

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of performance share units (PSUs), stock options and restricted share units (RSUs).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Development costs related to software and business solutions are charged to earnings in the period they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities. These estimates are reviewed each reporting period and updated, based on new information available.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	18

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for leases of office buildings, onerous revenue-generating contracts and onerous supplier contracts. The Company also records severance provisions related to specific initiatives such as cost optimization programs and the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Provisions for onerous revenue-generating contracts are recorded when remaining unavoidable costs of fulfilling the contract exceed the remaining estimated revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.

Provisions for onerous supplier contracts are recorded when the unavoidable net cash flows from honoring the contract are negative. The provision represents the lowest of the costs to fulfill the contract and the penalties to exit the contract. Those are generally related to non-lease components of vacated leased premises.

Severance provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	19

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates a Share Unit Plan (Share Unit Plan) and an equity-settled stock option plans under which the Company receives services from employees, officers and directors as consideration for equity instruments. Both PSUs and RSUs can be issued under the Share Unit Plan (and are collectively referred to as “Share Units” under such Share Unit Plan).

The fair value of the PSUs and RSUs is established based on the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) at the grant date. For the stock options, the fair value is established using the Black-Scholes option pricing model at the grant date. The number of PSUs, RSUs and stock options expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.

When PSUs or RSUs are exercised, the recorded fair value of PSUs or RSUs is removed from contributed surplus and credited to capital stock. When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company’s contributions to the plan are recognized in salaries and other employee costs within costs of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation and employee-related liabilities. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.

Amortized Cost

Trade accounts receivable, long-term receivables within long-term financial assets, short-term investments in funds held for clients, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	20

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

FVOCI

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.

The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the acquisition or issuance of financial instruments. Transaction costs related to financial instruments other than FVTE are included in the initial recognition of the corresponding asset or liability and are amortized using effective interest method. Transaction costs related to the unsecured committed revolving credit facility are included in other long-term assets and are amortized using the straight-line method over the expected life of the underlying agreement.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

Fair value hierarchy

Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.

Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1 for 1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	21

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Hedges of net investments in foreign operations

The Company may use cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.

Cost of hedging

The Company has elected to account for forward element and foreign currency basis spread of forward contracts and cross-currency swaps as costs of hedging. In such cases, the deferred costs (gains) of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is derecognized.

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets on a plan by plan basis. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	22

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions such as discount rates, future salary and pension increases, inflation rates and mortality. Any changes in assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2023:

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the International Accounting Standards Board (IASB) amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The implementation of these standard amendments resulted in no impact on the Company’s consolidated financial statements.

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB amended IAS 12 Income Taxes, to address the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The standard amendments introduced a temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the international tax reform, which was applied as of that date.

Since March 31, 2024, the Company is subject to additional disclosure requirements on current tax expense related to Pillar Two income taxes, as well as qualitative and quantitative information about the exposure to Pillar Two income taxes. The Company has performed an assessment of its potential exposure to Pillar Two income taxes based on the most recent country-by-country reporting and financial statements for its constituent entities.

The Pillar Two Model Rules – Amendments to IAS 12 had no significant impact on the Company’s consolidated financial statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	23

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of material accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments are effective as of October 1, 2024:

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants –Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The implementation of these standard amendments will result in no impact on the Company’s consolidated financial statements.

The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company will evaluate the impact of these standard amendments on its consolidated financial statements.

Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.

The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company will evaluate the impact of this standard on its consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	24

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.	Accounts receivable

	As at September 30, 2024	As at September 30, 2023
	$	$

Trade (Note 32)	1,117,712	1,152,880

Tax credits and R&D tax credits	149,955	157,668

Other	130,735	114,569

	1,398,402	1,425,117
5. Funds held for clients
	As at September 30, 2024	As at September 30, 2023
	$	$

Cash (Note 32)	233,584	269,792

Short-term investments	50,000	80,000

Long-term bonds (Note 32)	223,196	138,935

	506,780	488,727

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	25

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment

			Furniture,
	Land and buildings	Leasehold improvements	fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2023	81,381	256,804	149,271	620,371	1,107,827
Additions	6,032	17,724	12,253	72,515	108,524
Additions - business acquisitions (Note 27)	—	96	196	1,086	1,378
Disposals/retirements	(10,236)	(27,142)	(19,273)	(86,710)	(143,361)
Foreign currency translation adjustment	3,353	5,768	2,754	17,057	28,932
As at September 30, 2024	80,530	253,250	145,201	624,319	1,103,300
Accumulated depreciation
As at September 30, 2023	26,979	165,260	94,710	431,602	718,551
Depreciation expense (Note 24)	2,550	28,974	12,988	90,306	134,818
Impairment (Note 24)	115	1,966	465	149	2,695
Disposals/retirements	(4,985)	(26,945)	(19,273)	(86,710)	(137,913)
Foreign currency translation adjustment	1,324	4,284	1,368	11,350	18,326
As at September 30, 2024	25,983	173,539	90,258	446,697	736,477
Net carrying amount as at September 30, 2024	54,547	79,711	54,943	177,622	366,823

			Furniture,
	Land and	Leasehold	fixtures and	Computer
	buildings	improvements	equipment	equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2022	77,371	262,972	152,083	598,725	1,091,151
Additions	1,933	29,301	16,145	111,011	158,390
Disposals/retirements	(167)	(39,269)	(20,477)	(100,769)	(160,682)
Foreign currency translation adjustment	2,244	3,800	1,520	11,404	18,968
As at September 30, 2023	81,381	256,804	149,271	620,371	1,107,827
Accumulated depreciation
As at September 30, 2022	23,467	170,647	101,302	426,127	721,543
Depreciation expense (Note 24)	3,234	28,697	12,675	98,759	143,365
Impairment (Note 24)	—	2,163	423	—	2,586
Disposals/retirements	(167)	(39,269)	(20,477)	(100,769)	(160,682)
Foreign currency translation adjustment	445	3,022	787	7,485	11,739
As at September 30, 2023	26,979	165,260	94,710	431,602	718,551
Net carrying amount as at September 30, 2023	54,402	91,544	54,561	188,769	389,276

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	26

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Right-of-use assets

	Properties	Motor vehicles and others	Computer equipment	Total

	$	$	$	$
Cost

As at September 30, 2023	1,022,910	199,501	38,943	1,261,354

Additions	46,289	41,968	208	88,465

Additions - business acquisitions (Note 27)	2,341	—	—	2,341

Change in estimates and lease modifications	18,422	—	—	18,422

Disposals/retirements	(81,524)	(46,014)	(29,942)	(157,480)

Foreign currency translation adjustment	34,574	6,156	965	41,695

As at September 30, 2024	1,043,012	201,611	10,174	1,254,797

Accumulated depreciation

As at September 30, 2023	644,021	98,800	36,212	779,033

Depreciation expense (Note 24)	89,198	35,507	1,910	126,615

Impairment (Note 24)	10,119	—	—	10,119

Disposals/retirements	(80,766)	(41,970)	(29,942)	(152,678)

Foreign currency translation adjustment	21,285	3,386	922	25,593

As at September 30, 2024	683,857	95,723	9,102	788,682

Net carrying amount as at September 30, 2024	359,155	105,888	1,072	466,115

	Properties	Motor vehicles and others	Computer equipment	Total

	$	$	$	$
Cost

As at September 30, 2022	1,049,445	180,164	40,689	1,270,298

Additions	32,772	48,883	1,030	82,685

Change in estimates and lease modifications	13,940	—	—	13,940

Disposals/retirements	(101,670)	(36,792)	(3,121)	(141,583)

Foreign currency translation adjustment	28,423	7,246	345	36,014

As at September 30, 2023	1,022,910	199,501	38,943	1,261,354

Accumulated depreciation

As at September 30, 2022	610,007	88,923	36,247	735,177

Depreciation expense (Note 24)	103,249	36,988	2,793	143,030

Impairment (Note 24)	9,649	—	—	9,649

Disposals/retirements	(94,676)	(31,700)	(3,121)	(129,497)

Foreign currency translation adjustment	15,792	4,589	293	20,674

As at September 30, 2023	644,021	98,800	36,212	779,033

Net carrying amount as at September 30, 2023	378,889	100,701	2,731	482,321

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	27

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Contract costs

	As at September 30, 2024			As at September 30, 2023
	Cost	Accumulated amortization and impairment	Net carrying amount	Cost	Accumulated amortization and impairment	Net carrying amount
	$	$	$	$	$	$
Transition costs	610,971	274,243	336,728	549,848	250,847	299,001
Incentives	51,045	43,744	7,301	52,331	42,886	9,445
	662,016	317,987	344,029	602,179	293,733	308,446

9.	Intangible assets

	Software	Software internally developed	Business solutions acquired	Business solutions internally developed	Client relationships and backlog	Total
	$	$	$	$	$	$
Cost
As at September 30, 2023	228,673	110,225	90,139	841,740	1,248,069	2,518,846
Additions	50,534	7,720	—	100,810	—	159,064
Business acquisitions (Note 27)	69	—	—	—	124,330	124,399
Disposals/retirements	(26,301)	(5,806)	(9,672)	(20,221)	—	(62,000)
Foreign currency translation adjustment	3,203	931	1,309	5,968	39,762	51,173
As at September 30, 2024	256,178	113,070	81,776	928,297	1,412,161	2,791,482
Accumulated amortization and impairment
As at September 30, 2023	175,238	75,187	67,954	474,462	1,102,902	1,895,743
Amortization expense (Note 24)	40,088	14,810	3,838	77,701	49,304	185,741
Impairment (Note 24)	1,439	131	—	10,004	—	11,574
Disposals/retirements	(26,301)	(5,806)	(9,672)	(20,221)	—	(62,000)
Foreign currency translation adjustment	2,647	666	1,200	2,517	34,819	41,849
As at September 30, 2024	193,111	84,988	63,320	544,463	1,187,025	2,072,907
Net carrying amount as at September 30, 2024	63,067	28,082	18,456	383,834	225,136	718,575

	Software	Software internally developed	Business solutions acquired	Business solutions internally developed	Client relationships and backlog	Total
	$	$	$	$	$	$
Cost
As at September 30, 2022	238,940	104,486	78,580	734,021	1,231,393	2,387,420
Additions	33,963	9,130	19,811	111,894	—	174,798
Business acquisitions (Note 27b)	—	—	—	—	(8,951)	(8,951)
Disposals/retirements	(49,103)	(3,900)	(9,002)	—	—	(62,005)
Foreign currency translation adjustment	4,873	509	750	(4,175)	25,627	27,584
As at September 30, 2023	228,673	110,225	90,139	841,740	1,248,069	2,518,846
Accumulated amortization and impairment
As at September 30, 2022	189,639	65,323	73,094	408,298	1,035,107	1,771,461
Amortization expense (Note 24)	30,475	13,421	3,274	69,053	47,824	164,047
Disposals/retirements	(49,103)	(3,900)	(9,002)	—	—	(62,005)
Foreign currency translation adjustment	4,227	343	588	(2,889)	19,971	22,240
As at September 30, 2023	175,238	75,187	67,954	474,462	1,102,902	1,895,743
Net carrying amount as at September 30, 2023	53,435	35,038	22,185	367,278	145,167	623,103

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	28

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at	As at
	September 30, 2024	September 30, 2023
	$	$

Long-term prepaid services	24,061	28,674

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	19,675	19,458

Retirement benefits assets (Note 17)	22,446	836

Deposits	13,503	15,634

Deferred financing fees	2,425	2,531

Other	28,330	17,643

	110,440	84,776

11.	Long-term financial assets

	As at	As at
	September 30, 2024	September 30, 2023
	$	$

Deferred compensation plan assets (Notes 17 and 32)	112,270	88,076

Long-term investments (Note 32)	24,209	17,113

Long-term receivables	10,114	20,774

Long-term derivative financial instruments (Note 32)	2,644	22,005

	149,237	147,968

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	29

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

The following tables present information on the Company’s operations which are managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2024 and did not identify any impairment.

The movements in goodwill were as follows:

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Total

	$	$	$	$	$	$	$	$	$	$

As at September 30, 2023	1,555,730	1,258,377	1,142,148	1,090,703	1,383,316	896,809	604,885	532,129	260,353	8,724,450

Business acquisitions (Note 27)	—	42,055	—	397,406	—	—	—	—	—	439,461

Foreign currency translation adjustment	79,977	(2,175)	—	(3,813)	79,654	84,131	32,292	25,915	10,484	306,465

As at September 30, 2024	1,635,707	1,298,257	1,142,148	1,484,296	1,462,970	980,940	637,177	558,044	270,837	9,470,376

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2024	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific
	%	%	%	%	%	%	%	%	%

Pre-tax WACC	10.3	11.4	10.9	10.3	10.0	11.5	10.3	10.2	17.8

Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0

2023	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific

	%	%	%	%	%	%	%	%	%

Pre-tax WACC	11.7	11.9	11.0	10.3	12.1	13.7	12.2	12.1	20.3

Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0

[1]	The long-term growth rate is based on the lower of published industry research growth and 2.0%.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	30

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Severances[1]	Decommissioning liabilities[2]	Others[3]	Total
	$	$	$	$

As at September 30, 2023	5,719	19,972	18,472	44,163

Additional provisions	70,153	1,326	16,307	87,786

Utilized amounts	(62,796)	(1,367)	(17,942)	(82,105)

Reversals of unused amounts	(1,587)	(1,206)	(3,366)	(6,159)

Discount rate adjustment and imputed interest	—	191	301	492

Foreign currency translation adjustment	514	1,122	609	2,245

As at September 30, 2024	12,003	20,038	14,381	46,422

Current portion	11,797	4,110	11,564	27,471

Non-current portion	206	15,928	2,817	18,951

[1]	See Note 25, Cost optimization program and Note 27c), Investments in subsidiaries.

[2]

As at September 30, 2024, the decommissioning liabilities were based on the expected cash flows of $20,483,000 and were discounted at a weighted average rate of 1.16%. The timing of settlements of these obligations ranges between one and seventeen years as at September 30, 2024. The reversals of unused amounts are mostly due to favourable settlements.

[3]

As at September 30, 2024, others included provisions on revenue-generating contracts, onerous supplier contracts mainly under the cost optimization program (Note 25) and acquisition-related and integration costs (Note 27c), as well as litigation and claims.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	31

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2024	As at September 30, 2023

	$	$
2014 U.S. Senior Notes of $473,025 (U.S. $350,000)[1]	—	473,808

2021 U.S. Senior Notes of $810,900 (U.S.$600,000) repayable in September 2026 and of $540,600 (U.S.$400,000) repayable in September 2031[2]	1,342,758	1,342,714

2021 CAD Senior Notes of $600,000 repayable in September 2028[3]	597,212	596,550

2024 CAD Senior Notes of $300,000 repayable in September 2027 and of $450,000 repayable in September 2029[4]	746,144	—

Unsecured committed term loan credit facility[5]	—	676,886

Other long-term debt	2,194	10,363

	2,688,308	3,100,321

Current portion	999	1,158,971

	2,687,309	1,941,350

[1]

In September 2024, the Company repaid the last two series of the senior unsecured notes issued in 2014 of U.S.$350,000,000 (2014 U.S. Senior Notes), for a total amount of $475,825,000, and settled the related cross-currency swaps (Note 32).

[2]

The senior unsecured notes issued in 2021 of U.S. $1,000,000,000 (2021 U.S. Senior Notes) are comprised of two series of senior unsecured notes with a weighted average maturity of 4 years and a weighted average interest rate of 1.79%. As at September 30, 2024, these represent an amount of $1,351,500,000, less financing fees.

[3]

As at September 30, 2024, an amount of $600,000,000 was borrowed, less financing fees. The senior unsecured notes issued in 2021 of $600,000,000 (2021 CAD Senior Notes) are due in September 2028, with an interest rate of 2.10%.

[4]

In September 2024, the Company issued senior unsecured notes (2024 CAD Senior Notes) for a total principal amount of $750,000,000, less financing fees. This issuance is comprised of two series of senior unsecured notes with a weighted average maturity of 4 years and a weighted average interest rate of 4.08%.

[5]

In December 2023, the Company repaid in full its unsecured committed term loan credit facility of U.S. $500,000,000, for a total amount of $670,350,000. The Company also settled the related cross-currency swaps (Note 32).

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in November 2028. This facility bears interest at variable reference rate benchmarks, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2024, there was no amount drawn upon this facility. An amount of $3,645,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On October 30, 2024, the unsecured committed revolving credit facility was extended by one year to October 30, 2029 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 33). As at September 30, 2024, the Company was in compliance with these covenants.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	32

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Other long-term liabilities

	As at September 30, 2024	As at September 30, 2023
	$	$

Deferred revenue	137,450	112,370

Deferred compensation plan liabilities (Note 17)	124,447	97,745

Other	39,185	33,477

	301,082	243,592

16.	Income taxes

	Year ended September 30

	2024	2023
	$	$

Current income tax expense

Current income tax expense in respect of the current year	731,338	697,402

Adjustments recognized in the current year in relation to the income tax expense (recovery) of prior years	12,998	(21,242)

Total current income tax expense	744,336	676,160

Deferred income tax recovery

Deferred income tax recovery relating to the origination and reversal of temporary differences	(118,893)	(119,249)

Adjustments recognized in the current year in relation to the deferred income tax (recovery) expense of prior years	(27,207)	9,753

Total deferred income tax recovery	(146,100)	(109,496)

Total income tax expense	598,236	566,664

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30

	2024	2023
	%	%

Company’s statutory tax rate	26.5	26.5

Effect of foreign tax rate differences	(0.3)	(0.6)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.3)	(0.5)

Non-deductible and tax exempt items	0.3	0.1

Recognition of previously unrecognized temporary differences	(0.3)	—

Minimum income tax charge	0.2	0.3

Effective income tax rate	26.1	25.8

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	33

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes(continued)

The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2023	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2024
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	43,673	—	8,844	—	—	683	53,200

Tax benefits on losses carried forward	56,078	—	(7,265)	—	—	2,367	51,180

Accrued compensation and employee-related liabilities	68,926	—	12,102	—	(3,599)	1,392	78,821

Retirement benefits obligations	27,243	—	795	(356)	—	(648)	27,034

Capitalized research and development	92,880	—	82,302	—	—	(715)	174,467

Lease liabilities	169,288	—	(16,919)	—	—	4,110	156,479

PP&E, contract costs, intangible assets and other long-term assets	(123,717)	—	49,457	—	—	1,111	(73,149)

Right-of-use assets	(143,411)	—	23,077	—	—	(3,648)	(123,982)

Work in progress	(14,372)	—	(926)	—	—	(323)	(15,621)

Goodwill	(87,259)	—	(6,346)	—	—	(77)	(93,682)

Refundable tax credits on salaries	(22,568)	—	(2,478)	—	—	103	(24,943)

Cash flow hedges	(4,010)	—	14,164	5,374	—	(1,468)	14,060

Other	11,600	—	(10,707)	(3,462)	—	140	(2,429)

Deferred taxes, net	74,351	—	146,100	1,556	(3,599)	3,027	221,435

	As at September 30, 2022	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2023
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	40,214	—	4,007	—	—	(548)	43,673

Tax benefits on losses carried forward	51,963	—	2,928	—	—	1,187	56,078

Accrued compensation and employee-related liabilities	51,136	—	14,531	—	2,623	636	68,926

Retirement benefits obligations	19,517	—	(5,601)	13,078	—	249	27,243

Capitalized research and development	—	—	92,880	—	—	—	92,880

Lease liabilities	171,072	—	(5,750)	—	—	3,966	169,288

PP&E, contract costs, intangible assets and other long-term assets	(151,054)	2,540	23,567	—	—	1,230	(123,717)

Right-of-use assets	(132,757)	—	(6,709)	—	—	(3,945)	(143,411)

Work in progress	(12,828)	—	(1,283)	—	—	(261)	(14,372)

Goodwill	(81,617)	—	(6,653)	—	—	1,011	(87,259)

Refundable tax credits on salaries	(20,049)	—	(2,517)	—	—	(2)	(22,568)

Cash flow hedges	(10,398)	—	(55)	6,445	—	(2)	(4,010)

Other	3,190	—	151	9,339	—	(1,080)	11,600

Deferred taxes, net	(71,611)	2,540	109,496	28,862	2,623	2,441	74,351

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	34

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2024	As at September 30, 2023
	$	$

Deferred tax assets	242,567	105,432

Deferred tax liabilities	(21,132)	(31,081)

	221,435	74,351

As at September 30, 2024, the Company had $195,358,000 ($279,918,000 as at September 30, 2023) in operating tax losses carried forward, of which $39,077,000 ($104,113,000 as at September 30, 2023) expire at various dates from 2041 to 2043 and $156,281,000 ($175,805,000 as at September 30, 2023) have no expiry dates. As at September 30, 2024, a deferred income tax asset of $46,564,000 ($49,742,000 as at September 30, 2023) has been recognized on $180,647,000 ($187,865,000 as at September 30, 2023) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2024, the Company had $14,711,000 ($84,739,000 as at September 30, 2023) of the unrecognized operating tax losses that have no expiry dates and none will expire ($7,314,000 as at September 30, 2023).

As at September 30, 2024, the Company had $470,177,000 ($424,736,000 as at September 30, 2023) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2024, a deferred income tax asset of $4,616,000 ($6,336,000 as at September 30, 2023) has been recognized on $17,869,000 ($24,806,000 as at September 30, 2023) of these losses. As at September 30, 2024, the Company had $452,308,000 ($399,930,000 as at September 30, 2023) of unrecognized non-operating tax losses.

As at September 30, 2024, the Company had $1,315,252,000 ($1,365,975,000 as at September 30, 2023) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $9,308,421,000 ($8,262,337,000 as at September 30, 2023) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	35

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., France and Germany, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and most of them are funded with assets held in separate funds.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in the U.K., France and Germany:

U.K.

In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new employees and is closed to further accrual of rights for existing employees. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan is closed to new employees and is closed to further accrual of rights for existing employees. The plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 65% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 15% of the scheme assets in equities and 85% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 10% of the plan assets in equities and 90% in bonds.

The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 employees in total.

The new funding actuarial valuations of the three defined benefit pension plans described above are being performed as at September 30, 2024 and the results are expected to be available by the end of the 2025 fiscal year. In the meantime, the Company followed the last funding actuarial valuations from 2022 as at September 30, 2024:

-

The actuarial valuation of the CMG U.K. Pension Scheme reported a surplus of $36,812,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since January 1, 2022, the Company did not contribute to the plan; and

-

The actuarial valuation of the Logica U.K. Pension & Life Assurance Scheme reported a surplus of $91,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. During fiscal 2024, the Company contributed an amount of $447,000 to cover service costs; and

-

The actuarial valuation of the Logica Defined Benefit Pension Plan reported a surplus of $18,901,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since November 30, 2019, the Company did not contribute to the plan.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	36

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new employees. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2024	U.K.	France	Germany	Other	Total

	$	$	$	$	$

Defined benefit obligations	(620,308)	(95,366)	(74,715)	(107,559)	(897,948)

Fair value of plan assets	642,538	—	12,599	74,891	730,028
	22,230	(95,366)	(62,116)	(32,668)	(167,920)

Fair value of reimbursement rights	—	—	19,300	375	19,675

Net asset (liability) recognized in the balance sheet	22,230	(95,366)	(42,816)	(32,293)	(148,245)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	19,300	375	19,675

Retirement benefits assets	22,230	—	—	216	22,446

Retirement benefits obligations	—	(95,366)	(62,116)	(32,884)	(190,366)

	22,230	(95,366)	(42,816)	(32,293)	(148,245)

As at September 30, 2023	U.K.	France	Germany	Other	Total

	$	$	$	$	$

Defined benefit obligations	(535,633)	(78,612)	(67,706)	(92,703)	(774,654)

Fair value of plan assets	536,226	—	11,747	64,138	612,111
	593	(78,612)	(55,959)	(28,565)	(162,543)

Fair value of reimbursement rights	—	—	19,082	376	19,458
Net asset (liability) recognized in the balance sheet	593	(78,612)	(36,877)	(28,189)	(143,085)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	19,082	376	19,458

Retirement benefits assets	593	—	—	243	836

Retirement benefits obligations	—	(78,612)	(55,959)	(28,808)	(163,379)

	593	(78,612)	(36,877)	(28,189)	(143,085)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	37

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	France	Germany	Other	Total

	$	$	$	$	$

As at September 30, 2023	535,633	78,612	67,706	92,703	774,654

Current service cost	946	6,114	373	6,732	14,165

Interest cost	30,561	3,378	2,738	5,009	41,686

Actuarial losses due to change in financial assumptions[1]	29,444	10,088	4,948	3,405	47,885

Actuarial losses due to change in demographic assumptions[1]	—	111	—	338	449

Actuarial (gains) losses due to experience[1]	(1,222)	(5,100)	(787)	794	(6,315)

Plan participant contributions	86	—	—	162	248

Benefits paid from the plan	(27,712)	—	(503)	(3,536)	(31,751)

Benefits paid directly by employer	—	(2,033)	(3,192)	(496)	(5,721)

Foreign currency translation adjustment[1]	52,572	4,196	3,432	2,448	62,648
As at September 30, 2024	620,308	95,366	74,715	107,559	897,948
Defined benefit obligations of unfunded plans	—	95,366	—	21,600	116,966

Defined benefit obligations of funded plans	620,308	—	74,715	85,959	780,982
As at September 30, 2024	620,308	95,366	74,715	107,559	897,948

Defined benefit obligations	U.K.	France	Germany	Other	Total

	$	$	$	$	$

As at September 30, 2022	525,262	77,477	61,420	85,784	749,943

Current service cost	997	6,106	379	6,251	13,733

Interest cost	27,445	3,093	2,600	4,414	37,552

Past service cost	—	(288)	—	—	(288)

Actuarial (gains) losses due to change in financial assumptions[1]	(54,598)	(4,575)	65	(1,581)	(60,689)

Actuarial (gains) losses due to change in demographic assumptions[1]	(12,077)	88	—	2	(11,987)

Actuarial losses (gains) due to experience[1]	33,349	(6,035)	2,571	3,496	33,381

Plan participant contributions	76	—	—	170	246

Benefits paid from the plan	(26,527)	—	(229)	(4,359)	(31,115)

Benefits paid directly by employer	—	(2,565)	(2,992)	(747)	(6,304)

Foreign currency translation adjustment[1]	41,706	5,311	3,892	(727)	50,182
As at September 30, 2023	535,633	78,612	67,706	92,703	774,654
Defined benefit obligations of unfunded plans	—	78,612	—	18,132	96,744

Defined benefit obligations of funded plans	535,633	—	67,706	74,571	677,910
As at September 30, 2023	535,633	78,612	67,706	92,703	774,654

[1]	Amounts recognized in other comprehensive income.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	38

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total

	$	$	$	$	$

As at September 30, 2023	536,226	—	30,829	64,514	631,569

Interest income on plan assets	30,573	—	1,300	3,712	35,585

Employer contributions	426	2,033	2,804	7,714	12,977

Return on assets excluding interest income[1]	50,973	—	(906)	1,579	51,646

Plan participant contributions	86	—	—	162	248

Benefits paid from the plan	(27,712)	—	(503)	(3,536)	(31,751)

Benefits paid directly by employer	—	(2,033)	(3,192)	(496)	(5,721)

Administration expenses paid from the plan	(1,462)	—	—	—	(1,462)

Foreign currency translation adjustment[1]	53,428	—	1,567	1,617	56,612
As at September 30, 2024	642,538	—	31,899	75,266	749,703
Plan assets	642,538	—	12,599	74,891	730,028

Reimbursement rights	—	—	19,300	375	19,675
As at September 30, 2024	642,538	—	31,899	75,266	749,703

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total

	$	$	$	$	$

As at September 30, 2022	571,909	—	29,523	59,414	660,846

Interest income on plan assets	29,902	—	1,283	3,370	34,555

Employer contributions	339	2,565	2,983	6,744	12,631

Return on assets excluding interest income[1]	(84,003)	—	(1,668)	(12)	(85,683)

Plan participant contributions	76	—	—	170	246

Benefits paid from the plan	(26,527)	—	(229)	(4,359)	(31,115)

Benefits paid directly by employer	—	(2,565)	(2,992)	(747)	(6,304)

Administration expenses paid from the plan	(1,779)	—	—	(5)	(1,784)

Foreign currency translation adjustment[1]	46,309	—	1,929	(61)	48,177
As at September 30, 2023	536,226	—	30,829	64,514	631,569
Plan assets	536,226	—	11,747	64,138	612,111

Reimbursement rights	—	—	19,082	376	19,458
As at September 30, 2023	536,226	—	30,829	64,514	631,569

[1]	Amounts recognized in other comprehensive income.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	39

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2024	U.K.	Germany	Other	Total

	$	$	$	$

Quoted equities	260,103	—	—	260,103

Quoted bonds	158,739	—	—	158,739

Cash	3,123	—	68	3,191

Other[1]	220,573	12,599	74,823	307,995
	642,538	12,599	74,891	730,028

As at September 30, 2023	U.K.	Germany	Other	Total

	$	$	$	$

Quoted equities	205,130	—	—	205,130

Quoted bonds	139,584	—	—	139,584

Cash	5,566	—	76	5,642

Other[1]	185,946	11,747	64,062	261,755
	536,226	11,747	64,138	612,111

[1]	Other is mainly composed of quoted investment funds and various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30

	2024	2023

	$	$
Current service cost	14,165	13,734

Past service cost	—	(288)

Net interest on net defined benefit obligations or assets	6,101	2,998

Administration expenses	1,462	1,784
	21,728	18,228

[1]

The expense was presented as costs of services, selling and administrative for an amount of $14,165,000 and as net finance costs for an amount of $7,563,000 (Note 26) ($13,446,000 and $4,782,000, respectively for the year ended September 30, 2023).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	40

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions calculated as weighted averages of the defined benefit obligations. The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2024	U.K	France	Germany	Other

	%	%	%	%

Discount rate	5.00	3.33	3.33	5.06

Future salary increases	0.31	4.10	2.50	2.74

Future pension increases	3.01	—	2.10	0.31

Inflation rate	3.15	2.00	2.00	3.44

As at September 30, 2023	U.K.	France	Germany	Other

	%	%	%	%

Discount rate	5.60	4.20	4.06	5.62

Future salary increases	0.33	4.15	2.50	2.76

Future pension increases	3.20	—	2.10	0.29

Inflation rate	3.39	2.10	2.00	3.46

The average longevity over 65 of an employee presently at age 45 and 65 are as follows:

As at September 30, 2024	U.K.	Germany

	(in years)

Longevity at age 65 for current employees

Males	22.1	21.0

Females	23.9	24.0

Longevity at age 45 for current employees

Males	23.5	24.0

Females	25.4	27.0

As at September 30, 2023	U.K.	Germany

	(in years)

Longevity at age 65 for current employees

Males	22.0	21.0

Females	23.8	24.0

Longevity at age 45 for current employees

Males	23.4	24.0

Females	25.3	26.0

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	41

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2024: (1) U.K.: 100% of the mortality rates in 2019 Vita Curves plus CMI_2020 projections model with a smoothing parameter (Sk) of 7.5, an Initial Addition (A) parameter of 0, nil weighting on 2020 data (w2020=0) and a 1.25% p.a. minimum long term improvement rate for both males and females, (2) Germany: Heubeck RT2018G and (3) France: INSEE 2018-2020 (INSEE TVTD 2017-2019 for the year ended September 30, 2023).

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2024	U.K.	France	Germany

	$	$	$

Increase of 0.25% in the discount rate	(18,334)	(2,927)	(1,796)

Decrease of 0.25% in the discount rate	19,263	3,056	1,874

Salary increase of 0.25%	181	3,151	23

Salary decrease of 0.25%	(179)	(3,029)	(21)

Pension increase of 0.25%	10,675	—	948

Pension decrease of 0.25%	(9,287)	—	(913)

Increase of 0.25% in inflation rate	12,047	3,151	948

Decrease of 0.25% in inflation rate	(11,798)	(3,029)	(913)

Increase of one year in life expectancy	15,309	664	2,025

Decrease of one year in life expectancy	(15,478)	(710)	(1,809)

As at September 30, 2023	U.K.	France	Germany

	$	$	$

Increase of 0.25% in the discount rate	(15,631)	(2,370)	(1,596)

Decrease of 0.25% in the discount rate	16,416	2,473	1,663

Salary increase of 0.25%	137	2,572	23

Salary decrease of 0.25%	(132)	(2,474)	(21)

Pension increase of 0.25%	8,713	—	834

Pension decrease of 0.25%	(8,503)	—	(805)

Increase of 0.25% in inflation rate	12,348	5,660	834

Decrease of 0.25% in inflation rate	(11,948)	(5,110)	(805)

Increase of one year in life expectancy	12,614	943	1,702

Decrease of one year in life expectancy	(12,801)	(1,258)	(1,530)

The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The remaining weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30

	2024	2023

	(in years)

U.K.	13	13

France	17	17

Germany	10	10

Other	9	9

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	42

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $8,616,000 to defined benefit plans during the next year, of which $369,000 relates to the U.K. plans, and $8,246,000 relates to the other plans.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $296,470,000 in 2024 ($282,284,000 in 2023).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.72% and the Company’s proportion of the total number of active employees in the plan is 0.48%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective funding ratio is normally allowed to vary between 125% and 175%. As at September 30, 2024, Alecta collective funding ratio was 163% (178% in 2023). The plan expense was $23,422,000 in 2024 ($25,311,000 in 2023). The Company expects to contribute $18,043,000 to the plan during the next year.

OTHER BENEFIT PLANS

As at September 30, 2024, the deferred compensation liability totaled $124,447,000 ($97,745,000 as at September 30, 2023) (Note 15) and the deferred compensation assets totaled $112,270,000 ($88,076,000 as at September 30, 2023) (Note 11). The deferred compensation liability is mainly related to plans covering some of its U.S. management. Some of the plans include assets that will be used to fund the liabilities.

For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $112,270,000 as at September 30, 2024 ($88,076,000 as at September 30, 2023).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	43

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at September 30, 2024	As at September 30, 2023

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $44,210 ($44,867 as at September 30, 2023)	896,259	534,321

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $48,921 ($49,991 as at September 30, 2023)	(388,957)	(325,649)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,907 ($1,754 as at September 30, 2023)	19,031	13,541

Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax recovery of $1,421 (net of accumulated income tax expense of $3,953 as at September 30, 2023)	(6,930)	11,524

Net unrealized gains (losses) on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $707 (net of accumulated income tax recovery of $1,189 as at September 30, 2023)	2,447	(3,412)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $24,817 ($25,173 as at September 30, 2023)	(70,597)	(71,350)

	451,253	158,975

For the year ended September 30, 2024, $10,872,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $3,814,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($17,937,000 and $6,278,000, respectively, were reclassified for the year ended September 30, 2023).

For the year ended September 30, 2024, $12,562,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,919,000, were also reclassified in the consolidated statements of earnings ($18,540,000 and $2,832,000, respectively for the year ended September 30, 2023).

19.	Capital stock

The Company’s authorized share capital is comprised of an unlimited number, all without par value, of:

-

First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B shares (multiple voting) with respect to the payment of dividends;

-

Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B shares (multiple voting) with respect to the payment of dividends;

-

Class A subordinate voting shares, carrying one vote per share, participating equally with Class B shares (multiple voting) with respect to the payment of dividends and convertible into Class B shares (multiple voting) under certain conditions in the event of certain takeover bids on Class B shares (multiple voting); and

-

Class B shares (multiple voting), carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	44

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

For the fiscal years 2024 and 2023, the number of issued and outstanding Class A subordinate voting shares and Class B shares (multiple voting) varied as follows:

	Class A subordinate voting shares		Class B shares (multiple voting)		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2022	211,302,549	1,456,275	26,445,706	36,894	237,748,255	1,493,169

Release of shares held in trusts	—	13,680	—	—	—	13,680

Purchased and held in trusts	—	(74,455)	—	—	—	(74,455)

Issued upon exercise of stock options	1,646,044	106,051	—	—	1,646,044	106,051

Purchased and cancelled	(6,234,096)	(61,265)	—	—	(6,234,096)	(61,265)

As at September 30, 2023	206,714,497	1,440,286	26,445,706	36,894	233,160,203	1,477,180

Release of shares held in trusts	—	14,078	—	—	—	14,078

Purchased and held in trusts	—	(66,847)	—	—	—	(66,847)

Issued upon exercise of stock options	1,333,876	91,800	—	—	1,333,876	91,800

Purchased and cancelled	(6,597,158)	(45,878)	—	—	(6,597,158)	(45,878)

Conversion of shares	2,322,948	3,241	(2,322,948)	(3,241)	—	—
As at September 30, 2024	203,774,163	1,436,680	24,122,758	33,653	227,896,921	1,470,333

a)	Shares held in trusts

During the year ended September 30, 2024, 171,751 shares held in trust were released (172,018 during the year ended September 30, 2023) with a recorded value of $14,078,000 ($13,680,000 during the year ended September 30, 2023) that was removed from contributed surplus.

During the year ended September 30, 2024, the Company settled the withholding tax obligations of the employees under the Share Unit Plan for a cash payment of $15,407,000 ($13,879,000 during the year ended September 30, 2023).

During the year ended September 30, 2024, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 463,364 Class A subordinate voting shares of the Company on the open market (640,052 during the year ended September 30, 2023) for a total cash consideration of $66,847,000 ($74,455,000 during the year ended September 30, 2023).

As at September 30, 2024, 2,601,356 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,309,743 as at September 30, 2023).

b)	Exercises of stock options

The carrying value of Class A subordinate voting shares includes $15,265,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year ended September 30, 2024 ($17,735,000 during the year ended September 30, 2023).

c)	Shares purchased and cancelled

On January 30, 2024, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of its Normal Course Issuer Bid (NCIB), which allows for the purchase for cancellation of up to 20,457,737 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2024, until no later than February 5, 2025, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2024, the Company purchased for cancellation 1,965,800 Class A subordinate voting shares (2,857,550 during the year ended September 30, 2023) under its previous and current NCIB for a total cash consideration of $275,218,000 ($386,906,000 during the year ended September 30, 2023) and the excess of the purchase price over the carrying value in the amount of $258,883,000 ($363,747,000 during the year ended September 30, 2023) was charged to retained earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	45

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

c)	Shares purchased and cancelled (continued)

In addition, during the year ended September 30, 2024, the Company entered into a private agreement with the Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, to purchase for cancellation 1,674,930 Class A subordinate voting shares under its current NCIB for a total cash consideration of $250,000,000, excluding transaction costs of $370,000. The excess of the purchase price over the carrying value in the amount of $244,821,000 was charged to retained earnings. The 1,674,930 Class A subordinate voting shares purchased for cancellation on February 23, 2024, included 1,266,366 Class B shares (multiple voting) converted into Class A subordinate voting shares on February 23, 2024, by a holding company wholly-owned by the Founder and Executive Chairman of the Board of the Company. The repurchase transaction was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

Additionally, also during the year ended September 30, 2024, the Company purchased for cancellation 2,887,878 Class A subordinate voting shares under its current NCIB from the Caisse de dépôt et placement du Québec (CDPQ) for a total cash consideration of $400,000,000 (3,344,996 and $400,000,000, respectively during the year ended September 30, 2023). The excess of the purchase price over the carrying value in the amount of $375,636,000 was charged to retained earnings ($361,791,000 during the year ended September 30, 2023). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

During the year ended September 30, 2024, the Company also paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total cash consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023 (100,100 Class A subordinate voting shares, $778,000 and $10,291,000, respectively, during the year ended September 30, 2023, which were purchased, or committed to be purchased, but were neither paid nor cancelled as at September 30, 2022).

On June 20, 2024, the Canadian government enacted new legislation to implement tax measures on equity repurchased by public companies. The legislation requires a company to pay a 2.0% tax on the fair market value of their repurchased shares. This tax liability can be offset by the issuance of new equity during the relevant taxation year. The tax applies retroactively to repurchases and issuances of equity that occurred on or after January 1, 2024. As of September 30, 2024, the Company has complied with this new legislation, and recorded $13,565,000 of accrued liabilities related to shares repurchased net of issuance of stock options, with a corresponding reduction to retained earnings.

d)	Conversion of shares

During the year ended September 30, 2024, the Co-Founder and Advisor to the Executive Chairman of the Board of the Company converted a total of 900,000 Class B shares (multiple voting) into 900,000 Class A subordinate voting shares.

In addition, during the year ended September 30, 2024, a holding company wholly-owned by the Founder and Executive Chairman of the Board of the Company converted a total of 1,422,948 Class B shares (multiple voting) into 1,422,948 Class A subordinate voting shares.

e)	Dividends

On November 5, 2024, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on December 20, 2024 to shareholders of record as of the close of business on November 20, 2024. The dividend is designated as an “eligible dividend” for Canadian tax purposes.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	46

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)	Performance share units and restricted share units

The Company operates a Share Unit Plan, which was amended on April 30, 2024, to provide for the option to award both PSUs and RSUs. Under the Share Unit Plan, the Board of Directors may grant:

-

PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the Share Unit Plan vest at the end of the four-year period.

-

RSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each RSU. RSUs do not have any vesting performance conditions. RSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the RSU award was made, except in the event of retirement, termination of employment or death. Granted RSUs under the Share Unit Plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the Share Unit Plan are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

There are currently no outstanding RSUs under the Share Unit Plan. The following table presents information concerning the number of outstanding PSUs granted by the Company under the Share Unit Plan:

Outstanding as at September 30, 2022	1,809,591

Granted[1]	899,511

Exercised (Note 19)	(294,203)

Forfeited	(162,449)
Outstanding as at September 30, 2023	2,252,450

Granted[1]	799,418

Exercised (Note 19)	(280,265)

Forfeited	(243,403)
Outstanding as at September 30, 2024	2,528,200

[1]	The PSUs granted in 2024 had a weighted average grant date fair value of $137.90 per unit ($112.49 in 2023).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	47

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

b)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2024, 15,368,084 Class A subordinate voting shares were reserved for issuance under the stock option plan.

The following table presents information concerning the outstanding stock options granted by the Company:

		2024		2023
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share

		$		$

Outstanding, beginning of year	5,211,472	70.21	6,882,845	66.36

Exercised (Note 19)	(1,333,876)	57.38	(1,646,044)	53.65

Forfeited	(12,575)	97.84	(23,626)	99.78

Expired	(2,494)	98.65	(1,703)	102.70
Outstanding, end of year	3,862,527	74.53	5,211,472	70.21
Exercisable, end of year	3,699,805	73.51	4,772,088	67.46

The weighted average share price at the date of exercise for stock options exercised in 2024 was $145.60 ($123.25 in 2023).

The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2024:

		Options outstanding			Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life		Weighted average exercise price	Number of options	Weighted average exercise price
$		(in years	)	$		$

39.47 to 41.63	44,112	0.12		39.65	44,112	39.65

47.36 to 52.63	310,323	0.98		48.39	310,323	48.39

56.69 to 63.23	1,787,289	2.45		63.20	1,787,289	63.20

67.04 to 85.62	968,073	3.94		84.57	968,073	84.57

97.84 to 115.01	752,730	5.94		101.35	590,008	102.31
	3,862,527	3.36		74.53	3,699,805	73.51

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	48

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

d)	Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2024, the number of outstanding DSUs was 110,412 (122,969 DSUs as at September 30, 2023).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30

	2024	2023
	$	$

PSUs	67,054	55,847

Stock options	786	2,367

Share purchase plan	181,989	169,418

DSUs	4,384	5,332
	254,213	232,964

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2024			2023
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$

Basic	1,692,715	228,074,108	7.42	1,631,249	234,041,041	6.97

Net effect of dilutive stock options and PSUs[2]		3,598,753			3,661,040
Diluted	1,692,715	231,672,861	7.31	1,631,249	237,702,081	6.86

[1]

During the year ended September 30, 2024, 6,528,608 Class A subordinate voting shares purchased for cancellation and 2,601,356 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of transaction (6,273,046 and 2,309,743, respectively during the year ended September 30, 2023).

[2]	For the year ended September 30, 2024 and 2023, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

22.	Remaining performance obligations

Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements recognized using the percentage-of-completion method.

The amount of the selling price allocated to remaining performance obligations as at September 30, 2024 is $1,179,804,000 ($982,531,000 as at September 30, 2023) and is expected to be recognized as revenue within a weighted average of 1.7 years (2 years as at September 30, 2023).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	49

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Costs of services, selling and administrative

	Year ended September 30

	2024	2023

	$	$

Salaries and other employee costs[1]	9,156,779	8,870,235

Professional fees and other contracted labour	1,436,403	1,500,613

Hardware, software and data center related costs	866,883	827,613

Property costs	201,194	213,962

Amortization, depreciation and impairment (Note 24)	522,308	506,122

Other operating expenses	76,163	63,876

	12,259,730	11,982,421

[1]	Net of R&D and other tax credits of $134,911,000 in 2024 ($159,390,000 in 2023).

24.	Amortization, depreciation and impairment

	Year ended September 30

	2024	2023

	$	$

Depreciation of PP&E (Note 6)	134,818	142,653

Impairment of PP&E (Note 6)	115	—

Depreciation of right-of-use assets (Note 7)	126,615	143,030

Impairment of right-of-use assets (Note 7)	—	2,274

Amortization of contract costs related to transition costs	59,191	55,194

Impairment of contract costs related to transition costs	4,254	—

Amortization of intangible assets (Note 9)	185,741	162,971

Impairment of intangible assets (Note 9)	11,574	—

Included in costs of services, selling and administrative (Note 23)	522,308	506,122

Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,806	2,793

Amortization of deferred financing fees (presented in finance costs)	630	816

Amortization of premiums and discounts on investments related to funds held for clients (presented net as an increase of revenue)	(1,584)	(1,832)

Depreciation of PP&E (presented in integration costs) (Note 6)	—	712

Impairment of PP&E (presented in integration costs) (Note 6)	149	648

Impairment of PP&E (presented in cost optimization program) (Note 6 and 25)	2,431	1,938

Impairment of right-of-use assets (presented in integration costs) (Note 7)	—	5,143

Impairment of right-of-use assets (presented in cost optimization program) (Note 7 and 25)	10,119	2,232

Amortization of intangible assets (presented in integration costs) (Note 9)	—	1,076

	536,859	519,648

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	50

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

25.	Cost optimization program

During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio.

As at March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000, of which $91,063,000 was expensed during the year ended September 30, 2024. These amounts included costs for terminations of employment of $69,500,000, accounted for in severance provisions (Note 13), and costs of vacating leased premises of $21,563,000, composed of impairment of right-of-use assets of $10,119,000 (Note 24), onerous supplier contract costs of $9,013,000 as well as impairment of PP&E of $2,431,000 (Note 24) related to leasehold improvements and furniture, fixtures and equipment.

During the year ended September 30, 2023, the Company recorded $8,964,000 of costs. This amount included costs for terminations of employment of $2,613,000, accounted for in severance provisions (Note 13), and costs of vacating leased premises of $6,351,000, composed of impairment of right-of-use assets of $2,232,000 (Note 24), onerous supplier contract costs of $2,181,000 as well as impairment of PP&E of $1,938,000 (Note 24) related to leasehold improvements and furniture, fixtures and equipment.

26.	Net finance costs

	Year ended September 30

	2024	2023

	$	$

Interest on long-term debt	48,002	53,871

Interest on lease liabilities	29,234	29,115

Net interest costs on net defined benefit pension plans (Note 17)	7,563	4,782

Other finance costs	6,135	6,192

Finance costs	90,934	93,960

Finance income	(63,045)	(41,497)

	27,889	52,463

27.	Investments in subsidiaries

a)	Acquisitions and disposals

The Company made the following acquisitions during the year ended September 30, 2024:

-

On October 10, 2023, the Company acquired all of the outstanding units of Momentum Industries Holdings, LLC. (Momentum), for a total purchase price of $53,341,000. Momentum is an IT and business consulting firm specializing in digital transformation, data and analytics and managed services, based in the U.S. and headquartered in Miami, Florida.

-

On July 3, 2024, the Company acquired the assets of Celero Solutions’ (Celero) credit union business, consisting of master services agreements that span managed services, core banking, digital banking and related IT services, based in Canada, for a total purchase price of $19,067,000.

-

On September 13, 2024, the Company acquired all of the outstanding units of Aeyon LLC (Aeyon), a digital transformation, data management and analytics, and intelligent automation services partner to the U.S. Federal Government, based in the U.S. and headquartered in Vienna, Virginia, for a total purchase price of $317,841,000.

These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI’s proximity model.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	51

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	Aeyon	Others	Total
	$	$	$
Current assets	34,206	17,696	51,902

PP&E (Note 6)	1,029	349	1,378

Right-of-use assets (Note 7)	1,073	1,268	2,341

Intangible assets[1] (Note 9)	101,856	22,543	124,399

Goodwill[2] (Note 12)	397,406	42,055	439,461

Current liabilities	(54,728)	(15,307)	(70,035)

Long-term debt (Note 28c)	(162,146)	—	(162,146)

Lease liabilities	(1,073)	(1,268)	(2,341)
	317,623	67,336	384,959

Cash acquired	218	5,072	5,290

Net assets acquired	317,841	72,408	390,249

Consideration paid	317,841	65,414	383,255

Consideration payable	—	6,994	6,994

[1]	Intangible assets are mainly composed of client relationships and backlog.

[2]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is deductible for tax purposes.

During the year ended September 30, 2024, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Momentum.

The fair value of all assets acquired and liabilities assumed for Celero and Aeyon are preliminary and are expected to be completed as soon as management will have gathered all the information available and considered necessary in order to finalize this allocation.

Based on the historical financial performance and excluding any financial synergies, for the year ended September 30, 2024, Aeyon would have contributed approximately $265,000,000 of revenues and $8,000,000 of net earnings to the financial results of the Company had the acquisition date been October 1, 2023.

Furthermore, since the date of acquisition, the Aeyon acquisition generated $12,000,000 in revenues and $500,000 of net earnings to the financial results of the Company.

b)	Business acquisitions realized in the prior fiscal year

There were no significant acquisitions or disposals for the year ended September 30, 2023.

During the year ended September 30, 2024, the Company paid $2,348,000 related to acquisitions realized in prior fiscal years.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	52

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Investments in subsidiaries (continued)

c)	Acquisition-related and integration costs

During the year ended September 30, 2024, the Company incurred $5,866,000 of acquisition-related and integration costs. These costs were acquisition-related costs related to professional fees of $2,437,000. Integration costs were related to costs of vacating leased premises of $947,000, costs of rationalizing the redundancy of employment of $653,000, accounted for in severance provisions (Note 13), and other integration costs towards the CGI operating model of $1,829,000.

During the year ended September 30, 2023, the Company incurred $53,401,000 of integration costs. These costs were related to costs of vacating leased premises of $10,774,000, costs of rationalizing the redundancy of employment of $23,226,000, accounted for in severance provisions (Note 13), and other integration costs towards the CGI operating model of $19,401,000.

28.	Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for the years ended September 30:

	2024	2023
	$	$

Accounts receivable	106,360	(31,120)

Work in progress	(8,999)	76,554

Prepaid expenses and other assets	4,466	3,547

Long-term financial assets	(24,423)	(9,911)

Accounts payable and accrued liabilities	22,151	(130,172)

Accrued compensation and employee-related liabilities	(27,689)	(57,644)

Deferred revenue	50,420	45,681

Income taxes	(98,207)	105,577

Provisions	(594)	(10,129)

Long-term liabilities	33,540	18,893

Derivative financial instruments	634	(682)

Retirement benefits obligations	7,337	5,871

	64,996	16,465

b)	Non-cash operating and investing activities are as follows for the years ended September 30:

	2024	2023
	$	$

Operating activities

Accounts receivable	(12)	—

Accounts payable and accrued liabilities	35,992	32,392

Provisions	576	1,088

Other long-term liabilities	13,524	4,768

	50,080	38,248
Investing activities

Purchase of PP&E	(11,158)	(14,374)

Additions, disposals/retirements, change in estimates and lease modifications of right-of-use assets	(110,778)	(86,691)

Additions to intangible assets	(40,908)	(28,944)

	(162,844)	(130,009)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	53

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Supplementary cash flow information (continued)

c)	Changes arising from financing activities are as follows for the years ended September 30:

	2024			2023
	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities
	$	$	$	$	$	$

Balance, beginning of year	3,100,321	(97,575)	641,963	3,267,034	(146,215)	709,201

Cash used in financing activities excluding equity

Increase of long-term debt	747,073	—	—	948	—	—

Repayment of long-term debt and lease liabilities	(1,154,878)	—	(146,762)	(79,150)	—	(161,211)

Repayment of debt assumed in business acquisitions that occurred in prior year	(162,146)	—	—	(56,994)	—	—

Settlement of derivative financial instruments (Note 32)	—	38,943	—	—	2,921	—

Non-cash financing activities

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets	—	—	110,778	—	—	81,656

Additions through business acquisitions (Note 27)	162,146	—	2,341	—	—	—

Changes in foreign currency exchange rates	(6,715)	68,132	18,914	(38,218)	45,719	15,997

Other	2,507	—	(7,139)	6,701	—	(3,680)

Balance, end of year	2,688,308	9,500	620,095	3,100,321	(97,575)	641,963

d)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2024	2023
	$	$

Interest paid	102,180	130,570

Interest received	87,153	87,239

Income taxes paid	740,325	480,607

e)	Cash and cash equivalents consisted of unrestricted cash as at September 30, 2024 and 2023.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	54

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information

The following tables present information on the Company’s operations based on its current management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model (Note 12).

Effective October 1, 2023, as part of the cost optimization program, the Company centralized some internal administrative activities under a corporate function, which were previously presented in revenue under the Asia Pacific segment. The Company has restated the Asia Pacific segmented information for the comparative period to conform with this change.

		Year ended September 30, 2024
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	2,600,198	2,327,309	2,034,995	2,001,391	1,658,172	1,584,833	859,263	828,726	956,145	(174,880)	14,676,152

Segment earnings before acquisition-related and integration costs, cost optimization program, net finance costs and income tax expense[1]	334,165	337,325	463,171	322,698	150,913	251,662	133,437	129,277	293,121	—	2,415,769

Acquisition-related and integration costs (Note 27c)											(5,866)

Cost optimization program (Note 25)											(91,063)

Net finance costs (Note 26)											(27,889)

Earnings before income taxes											2,290,951

[1]

Total amortization and depreciation of $523,530,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $71,807,000, $97,552,000, $60,132,000, $60,779,000, $86,683,000, $44,999,000, $37,700,000, $34,970,000, and $28,908,000, respectively, for the year ended September 30, 2024. Impairment in intangible assets of $11,574,000 includes an impairment of a business solution in U.S. Commercial and State Government segment for $7,932,000. This asset was no longer expected to generate future economic benefits.

				Year ended September 30, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	2,605,926	2,277,996	2,064,659	1,935,238	1,648,356	1,455,529	828,951	755,901	904,038	(180,234)	14,296,360

Segment earnings before acquisition-related and integration costs, cost optimization program, net finance costs and income tax expense[1]	355,578	339,410	477,502	306,362	127,320	216,517	110,583	101,871	277,598	—	2,312,741

Acquisition-related and integration costs (Note 27c)											(53,401)

Cost optimization program (Note 25)											(8,964)

Net finance costs (Note 26)											(52,463)

Earnings before income taxes											2,197,913

[1]

Total amortization and depreciation of $507,087,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $85,049,000, $83,359,000, $55,589,000, $59,334,000, $90,098,000, $38,423,000, $38,345,000, $31,616,000 and $25,274,000, respectively, for the year ended September 30, 2023.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	55

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the years ended September 30:

	2024	2023
	$	$
Western and Southern Europe

France	2,253,580	2,277,088

Portugal	120,471	116,928

Spain	118,693	114,341

Others	56,112	55,519
	2,548,856	2,563,876

U.S.[1]	4,574,294	4,404,982

Canada	2,208,938	2,232,091

Scandinavia and Central Europe

Germany	959,129	925,679

Sweden	692,192	691,240

Norway	110,025	123,366
	1,761,346	1,740,285

U.K. and Australia

U.K.	1,722,485	1,588,665

Australia	71,481	90,576
	1,793,966	1,679,241

Finland, Poland and Baltics

Finland	842,565	820,886

Others	70,958	49,564
	913,523	870,450

Northwest and Central-East Europe

Netherlands	633,337	571,757

Denmark	89,852	95,758

Czech Republic	79,137	72,559

Others	65,789	61,854
	868,115	801,928

Asia Pacific

Others	7,114	3,507

	7,114	3,507

	14,676,152	14,296,360

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $2,564,710,000 and $2,009,584,000, respectively in 2024 ($2,461,366,000 and $1,943,616,000, respectively in 2023).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	56

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides information for PP&E, right-of-use assets, contract costs and intangible assets based on their location:

	As at September 30, 2024	As at September 30, 2023
	$	$
U.S.	656,176	557,381

Canada	433,965	427,811

France	182,015	200,842

U.K.	107,649	115,560

Sweden	105,491	94,801

Finland	101,137	100,212

Germany	94,704	85,013

India	65,185	65,664

Netherlands	54,552	49,570

Rest of the world	94,668	106,292
	1,895,542	1,803,146

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2024	2023
	$	$
Managed IT and business process services	8,041,857	7,674,460

Business and strategic IT consulting and systems integration services	6,634,295	6,621,900
	14,676,152	14,296,360

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $1,994,150,000 and 13.6% of revenues for the year ended September 30, 2024 ($1,923,977,000 and 13.5% for the year ended September 30, 2023).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	57

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Related party transactions

The Company is controlled by the Founder and Executive Chairman of the Board.

During the year ended September 30, 2024, the Company entered into a share repurchase and share conversion transactions with related parties, as described in Note 19.

a)	Transactions with subsidiaries and other related parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States

CGI France SAS	France

CGI Federal Inc.	United States

CGI IT UK Limited	United Kingdom

CGI Information Systems and Management Consultants Inc.	Canada

Conseillers en gestion et informatique CGI inc.	Canada

CGI Deutschland B.V. & Co. KG	Germany

CGI Information Systems and Management Consultants Private Limited	India

CGI Sverige AB	Sweden

CGI Suomi Oy	Finland

CGI Nederland B.V.	Netherlands

b)	Compensation of key management personnel

Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2024	2023
	$	$

Short-term employee benefits	31,076	36,049

Share-based payments	40,209	30,701

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	58

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Commitments, contingencies and guarantees

a)	Commitments

As at September 30, 2024, the Company entered into long-term service agreements representing a total commitment of $398,220,000. Minimum payments under these agreements are due as follows:

$
Less than one year	191,651

Between one and three years	164,068

Between three and five years	42,501

Beyond five years	—

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.

In addition, the Company is engaged to provide services under contracts with various government agencies. Some of these contracts are subject to extensive legal and regulatory requirements and, from time to time, government agencies investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the governments agencies have the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government contract or project could have a materially adverse effect on the results of operations and the financial condition of the Company.

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2024. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2024, the Company had committed a total of $49,441,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $72,249,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	59

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the 2014 U.S. Senior Notes, the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the 2024 CAD Senior Notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-	The fair value of cross-currency swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents and cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

As at September 30, 2024, there were no changes in valuation techniques.

The following table presents the financial liabilities included in the long-term debt (Note 14) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2024		As at September 30, 2023

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

2014 U.S. Senior Notes	Level 2	—	—	473,808	464,806

2021 U.S. Senior Notes	Level 2	1,342,758	1,223,120	1,342,714	1,132,649

2021 CAD Senior Notes	Level 2	597,212	564,768	596,550	503,984

2024 CAD Senior Notes	Level 2	746,144	759,375	—	—

Other long-term debt	Level 2	2,194	2,119	10,363	9,839

		2,688,308	2,549,382	2,423,435	2,111,278

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	60

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2024	As at September 30, 2023
		$	$
Financial assets
FVTE

Cash and cash equivalents	Level 2	1,461,145	1,568,291

Cash included in funds held for clients (Note 5)	Level 2	233,584	269,792

Deferred compensation plan assets (Note 11)	Level 1	112,270	88,076

		1,806,999	1,926,159
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		—	83,626

Foreign currency forward contracts		5,055	12,505

Long-term derivative financial instruments (Note 11)	Level 2

Cross-currency swaps		—	16,130

Foreign currency forward contracts		2,644	5,875

		7,699	118,136
FVOCI

Short-term investments included in current financial assets	Level 2	3,279	7,332

Long-term bonds included in funds held for clients (Note 5)	Level 2	223,196	138,935

Long-term investments (Note 11)	Level 2	24,209	17,113

		250,684	163,380
Financial liabilities
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		—	2,183

Foreign currency forward contracts		13,073	2,330

Long-term derivative financial instruments	Level 2

Cross-currency swaps		9,500	—

Foreign currency forward contracts		10,204	1,700

		32,777	6,213

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2024 and 2023.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	61

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on its unsecured committed revolving credit facility carrying amount.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings as of September 30, 2024, considering that the 2014 U.S. Senior Notes were fully repaid earlier in 2024, no amounts have been drawn on the unsecured committed revolving credit facility and all other outstanding debts bear fixed interest rates.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. operations into Canadian dollar, with Senior U.S. unsecured notes.

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

Finally, the Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	62

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

As of September 30, 2024, the 2021 U.S. Senior Notes of a carrying value of $1,342,758,000 and a nominal amount of $1,351,500,000 are designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. operations.

The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2024	As at September 30, 2023
Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value
					$	$
Hedges of net investments in European operations
$1,270,000	From 1.62% to 4.15%	€866,365	From (0.14)% to 3.70%	From September 2027 to 2029	(7,806)	22,966

$136,274	From 3.57% to 3.63%	£75,842	From 2.67% to 2.80%	September 2024	—	11,972

$80,000	4.15%	kr609,940	From 3.49% to 3.51%	September 2029	(1,694)	12,087

Hedges of net investments in European operations and cash flow hedges on unsecured committed term loan credit facility

U.S.$500,000	SOFR 1 month + 1.10%	€443,381	From 1.14% to 1.22%	December 2023	—	44,386

Cash flow hedges of 2014 U.S. Senior Notes

U.S.$215,000	From 3.74% to 4.06%	$284,793	From 3.49% to 3.81%	September 2024	—	6,163
Total					(9,500)	97,574

During the year ended September 30, 2024, the Company entered into Canadian dollar to euro fixed for fixed cross-currency swap agreements for a notional amount of $670,000,000, related to the 2024 CAD Senior Notes which have maturity dates of September 2027 and September 2029. The cross-currency swaps were designated as hedging instruments on the Company’s net investment in European operations. In addition, during the year ended September 30, 2024, the Company entered into Canadian dollar to Swedish krona fixed for fixed cross-currency swap agreements for a notional amount of $80,000,000, related to the 2024 CAD Senior Notes which has a maturity date of September 2029. The cross-currency swaps were designated as hedging instruments on the Company’s net investment in Swedish operations.

During the year ended September 30, 2024, the Company settled cross-currency swaps with a notional amount of $954,832,000 for a net gain of $38,943,000 for which $7,811,000 related to the cash flow hedge was recorded in net finance costs and $31,132,000 related to the net investment hedge was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	63

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

As at September 30, 2024, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2024	As at September 30, 2023

Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value

				$	$

USD/INR	U.S.$359,901	85.23	88.92	2,091	(973)

CAD/INR	$381,045	64.11	65.75	314	4,497

EUR/INR	€112,863	94.45	99.84	(1,156)	5,076

GBP/INR	£107,169	106.93	112.11	(8,700)	3,501

SEK/INR	kr157,427	8.18	8.67	(720)	(33)

GBP/EUR	£202,819	1.18	—	(5,763)	649

EUR/MAD	€22,947	10.66	—	(548)	135

EUR/CZK	€16,771	24.64	25.05	(473)	(92)

Others	$65,784			(623)	1,590

Total				(15,578)	14,350

The following table details the Company’s sensitivity to a 10% strengthening of the euro, the U.S. dollar, the British pound and the Swedish krona, foreign currency rates on net earnings and on other comprehensive income (loss). The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income (loss) presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2024				2023

	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact

	$	$	$	$	$	$	$	$

Increase in net earnings	150	1,359	1,179	521	1,384	3,598	692	466

Decrease in other comprehensive income (loss)	(174,239)	(180,405)	(17,269)	(9,631)	(155,000)	(190,539)	(29,436)	(7,005)

LIQUIDITY RISK

Liquidity risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	64

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2024	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	999,790	999,790	999,790	—	—	—

Accrued compensation and employee-related liabilities	1,165,903	1,165,903	1,165,903	—	—	—

2021 U.S. Senior Notes	1,342,758	1,462,053	24,191	847,526	24,868	565,468

2021 CAD Senior Notes	597,212	650,400	12,600	25,200	612,600	—

2024 CAD Senior Notes	746,144	879,191	30,623	361,245	487,323	—

Lease liabilities	620,095	697,298	173,061	254,475	166,326	103,436

Other long-term debt	2,194	2,312	1,028	823	197	264

Clients’ funds obligations	504,515	504,515	504,515	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	23,277

Outflow		744,758	186,439	545,077	13,242	—

(Inflow)		(758,162)	(175,510)	(568,052)	(14,600)	—

Cross-currency swaps	9,500

Outflow		1,496,435	26,090	353,834	1,116,511	—

(Inflow)		(1,518,971)	(40,681)	(381,060)	(1,097,230)	—

	6,011,388	6,325,522	2,908,049	1,439,068	1,309,237	669,168

As at September 30, 2023	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	924,659	924,659	924,659	—	—	—

Accrued compensation and employee-related liabilities	1,100,566	1,100,566	1,100,566	—	—	—

2014 U.S. Senior Notes	473,808	492,722	492,722	—	—	—

2021 U.S. Senior Notes	1,342,714	1,488,774	24,233	860,746	24,910	578,885

2021 CAD Senior Notes	596,550	663,000	12,600	25,200	625,200	—

Unsecured committed term loan credit facility	676,886	687,419	687,419	—	—	—

Lease liabilities	641,963	722,284	221,877	238,009	139,275	123,123

Other long-term debt	10,363	10,448	8,353	1,328	449	318

Clients’ funds obligations	493,638	493,638	493,638	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	4,030

Outflow		328,455	155,450	163,091	9,914	—

(Inflow)		(331,954)	(154,116)	(166,967)	(10,871)	—

Cross-currency swaps	2,183

Outflow		93,311	93,311	—	—	—

(Inflow)		(91,353)	(91,353)	—	—	—

	6,267,360	6,581,969	3,969,359	1,121,407	788,877	702,326

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	65

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2024, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $1,995,413,000 ($2,081,463,000 as at September 30, 2023). The Company also had available $1,496,355,000 in unsecured committed revolving credit facility ($1,495,858,000 as at September 30, 2023). As at September 30, 2024, trade accounts receivable amounted to $1,117,712,000 (Note 4) ($1,152,880,000 as at September 30, 2023). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A- or higher. The application of the low credit exemption had no material impact on the Company’s consolidated financial statements.

The Company has accounts receivable derived from clients engaged in various industries including government; financial services; manufacturing, retail and distribution; communications and utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and work in progress had no material impact on the Company’s consolidated financial statements.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2024	2023
	$	$

Not past due	1,005,651	1,034,795

Past due 1-30 days	71,445	82,536

Past due 31-60 days	18,352	17,630

Past due 61-90 days	11,957	9,925

Past due more than 90 days	13,367	10,913
	1,120,772	1,155,799
Allowance for doubtful accounts	(3,060)	(2,919)
	1,117,712	1,152,880

In addition, the exposure to credit risk of cash, cash equivalents and cash included in funds held for clients and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	66

Notes to the Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(tabular amounts only are in thousands of Canadian dollars, except per share data)

33.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2024, total managed capital was $14,225,026,000 ($13,645,314,000 as at September 30, 2023). Managed capital consists of long-term debt, including the current portion (Note 14), lease liabilities, cash and cash equivalents, short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including Net Debt/Capitalization.

Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) and lease liabilities less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus net debt.

Furthermore, the Company is subject to covenants and ratios contained in its unsecured committed revolving credit facility. The ratios are as follows:

-

Leverage ratio, which is the ratio of total debt net of cash and cash equivalent investments to adjusted EBITDA for its unsecured committed revolving credit facility for the four most recent quarters. Adjusted EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, cost optimization program and acquisition-related and integration costs[1].

-

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as adjusted EBITDA before rent expense[1].

These ratios are calculated on a consolidated basis. The Company believes that the results of the current internal ratios are consistent with its capital management’s objectives.

The Company is in compliance with these covenants and ratios and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2024 and 2023	67